SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 13, 2005

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13th-16th Floors

TransAsia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

City Telecom (H.K.) Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated May 13, 2005, relating to the resignation of PricewaterhouseCoopers as the Company’s independent auditors and the appointment of KPMG to fill the vacancy.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code : 1137)

CHANGE OF AUDITORS

The Board announces that PwC have resigned as auditors of the Company and its subsidiaries with effect from 13 May 2005. KPMG were appointed to fill the casual vacancy caused by the resignation of PwC.

The Board of Directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) announces that Messrs. PricewaterhouseCoopers (“PwC”) have resigned as auditors of the Company and its subsidiaries with effect from 13 May 2005 as the Company and PwC could not reach an agreement on the audit fee for the year ending 31 August 2005.

PwC confirmed in their notice of resignation that there were no circumstances connected with their resignation which they considered should be brought to the notice of the members or creditors of the Company. The Board also confirmed that there are no circumstances in respect of the change of auditors which they consider should be brought to the attention of the shareholders of the Company.

The Board further announces that on 13 May 2005, Messrs. KPMG were appointed as auditors of the Company to fill the casual vacancy following the resignation of PwC and to hold office until the conclusion of the next annual general meeting of the Company.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Managing Director), Mr. Chong Kin Chun, John, Ms. Fung So Mui, Fion, Ms. Sio Veng Kuan, Corinna, Ms. To Wai Bing; the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board
Eva Leung
Company Secretary

Hong Kong, 13 May 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name:	Corinna Sio
Title:	Finance Director

Dated: May 13, 2005